April 15, 2011
via Edgar
Mr. Eric Atallah, Staff Accountant
Division of Corporate Finance
United State Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
RE:    STERIS Corporation (“STERIS” or “Company”)
Form 10-K for the year ended March 31, 2010 (Filed May 28, 2010)
Form 10-Q for the quarter ended December 31, 2010
File No. 1-14643
Dear Mr. Atallah:
This letter is being filed in response to comments received from the Staff of the Securities and Exchange Commission (the “Commission”) by letter dated March 30, 2011 with respect to the Company's Form 10-K for the year ended March 31, 2010 filed with the SEC on May 28, 2010 and Form 10-Q for the quarter ended December 31, 2010.
The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. Each of the Staff's comments is set forth in bold type, followed by the Company's response to each comment.
In connection with responding to your comments, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
Please note that this letter and the information provided on the following pages is a draft summary of the Company's expected disclosures in future filings and may be revised from that set forth below. The Company may also present and refer in any manner to this letter and related communications in any proceeding brought by or against the Company. In addition, STERIS believes that its prior disclosures in its public filings were appropriate and in compliance with applicable regulations, and nothing in this response should be construed as an admission of any violation or non-compliance.
Form 10-Q for the Quarter Ended December 31, 2010
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23
Matters Affecting Comparability, page 25
1.    We note your response to prior comment 4. We are unable to agree that your current presentation is appropriate and consistent with the guidance in Item 10(e) of Regulation S-K as further discussed in the Staff's Non-GAAP Financial Measures Compliance and Disclosure Interpretation 102.10. We believe your current presentation whereby you present a non-GAAP income statement and provide a discussion of the results of operations using only the non-GAAP income statement information attaches undue prominence to the non-GAAP financial measure. We note similar presentation in your Forms 10-Q for the quarters ended June 30 and September 30, 2010. Please amend each of your June 30, September 30 and December 31, 2010 to remove the non-GAAP income statement presentation and instead separately disclose only those non-GAAP measures used by management that you wish to highlight for investors. Please note this comment also applies to you future Forms 8-K.
Response: In future filings, we will modify our presentation to eliminate the current tabular presentation of the non-GAAP financial measures. The MD&A section titled, “Matters Affecting Comparability” will continue to include a narrative discussion of the two items, the SYSTEM 1 Rebate Program and class action settlement, that have significantly impacted the Company's fiscal 2011 operating results and measures. The disclosures required by Item 10(e) of Regulation S-K will be provided in a separate, new section of MD&A titled, “Non-GAAP Financial Measures.” This section will include disclosure of the reasons why management believes the non-GAAP financial measures provide useful information to investors as well as a reconciliation of -each non-GAAP financial measure used by management in the MD&A to its most directly comparable GAAP financial measure.
In addition, in future filings, we will begin the discussion of each financial measure within the MD&A section titled, “Results of Operations,” with a discussion of the GAAP financial measure. We will also modify any tabular presentation within this section to present GAAP financial measures and include a narrative discussion of non-GAAP financial measures, with a cross-reference to the reconciliation of such financial measure, when we believe that non-GAAP financial measures would provide useful information for an investor to understand our results and trends.
Our prior presentation of non-GAAP financial measures was a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measure which provided a quantification of the significant impact of the two items, the SYSTEM 1 Rebate Program and class action settlement, on each GAAP financial measure. The tabular reconciliation did present the GAAP financial measure first giving it prominence to the reconciliation of the non-GAAP financial measure.
In any event, we ask that you reconsider your request that each of our June 30, September 30, and December 31, 2010 Form 10-Qs be amended. The attached selected excerpts of our in-process MD&A for the year ended March 31, 2011 provide a sample of the form and content that we anticipate including in future filings. The newly formatted presentation eliminates the tabular presentation of the impact of the two items, the SYSTEM 1 Rebate Program and class action settlement. In addition, our “Results of Operation” will provide the GAAP financial measure first. As we discussed, if this format would have been utilized in our prior filings, the disclosure of the underlying drivers of the financial measures and trends, such as higher SG&A expenses in the first nine months of 2011 being attributable to higher commissions associated with the increase in capital equipment revenues, would be materially consistent with the disclosure included in these prior filings. We believe that amending these prior filings to conform to this format would not provide investors with meaningful information to make current investment decisions, particularly in light of the relatively short period of time before our anticipated filings utilizing the format described in this response. As we discussed, we anticipate filing our Form 8-K reporting our fourth quarter and full fiscal year results for 2011 on or about May 9, 2011 and we anticipate filing our Form 10-K for the 2011 fiscal year by May 31, 2011.
2.    Notwithstanding the above, we note your proposed revised disclosures regarding the use of the non-GAAP financial measures. However, we note the proposed disclosure does not provide the disclosures required by Item 10(e) of Regulation S-K for each non-GAAP measure presented. Please further revise the disclosures.
Response: In future filings we intend to provide the disclosures required by Item 10(e) of Regulation S-K in a separate, new section of MD&A titled, “Non-GAAP Financial Measures.” This section will include disclosure of the reasons why management believes that the presentation of the non-GAAP financial measures provides useful information to the investor as well as a tabular reconciliation of -each non-GAAP financial measure actually used by management in MD&A to its most directly comparable GAAP financial measure.

The attached selected excerpts of our in-process MD&A for the year ended March 31, 2011 provides a sample of the form and content we anticipate including in future filings. Please note that the sample includes one comprehensive explanation for the inclusion of all of the non-GAAP financial measures that were adjusted for the impact of the SYSTEM 1 Rebate Program and class action settlement. However, the paragraph introducing the reconciliation table does include a listing of these measures noting the use of certain adjusted measures of revenues, gross profit, income tax expense, and the Healthcare segment results of operations.
Results of Operations, page 27
3.    We note that your discussion of the results of operations is based on the non-GAAP financial information and that you do not provide a discussion of the GAAP results of operations as required by Item 303(b) of Regulation S-K. We note similar deviations from the requirements of Item 303(b) of Regulation S-K in your Forms 10-Q for the quarters ended June 30 and September 30, 2010. Please amend each of your June 30, September 30 and December 31, 2010 to include a discussion of your GAAP results of operations for the periods.
Response: In future filings, we will begin the discussion of each financial measure within the MD&A section titled, “Results of Operations,” with a discussion of the GAAP financial measure. We also will modify any tabular presentation within this section to first present GAAP financial measures and include a narrative discussion of non-GAAP financial measures with a cross-reference to the reconciliation of such financial measure when we believe that non-GAAP financial measures would provide useful information for an investor to understand our results and trends.
In addition, we ask that you reconsider your request that each of our June 30, September 30, and December 31, 2010 Form 10-Qs be amended. The attached selected excerpts of our in-process MD&A for the year ended March 31, 2011 provide a sample of the form and content we anticipate including in future filings. The newly formatted presentation eliminates the tabular presentation of the impact of the two items, the SYSTEM 1 Rebate Program and class action settlement. In addition, our “Results of Operation” will provide the GAAP financial measure first. As we discussed, if this format would have been utilized in our prior filings, the disclosure of the underlying drivers of the financial measures and trends, such as higher SG&A expenses in the first nine months of 2011 being attributable to higher commissions associated with the increase in capital equipment revenues, would be materially consistent with the disclosure included in these prior filings. We believe that amending these prior filings to conform to this format would not provide investors with meaningful information to make current investment decisions, particularly in light of the relatively short period of time before our anticipated filings utilizing the format described in this response. As we discussed, we anticipate filing our Form 8-K reporting our fourth quarter and full fiscal year results for 2011 on or about May 9, 2011 and we anticipate filing our Form 10-K for the 2011 fiscal year by May 31, 2011.
We take our responsibility to comply with the Commission's regulations very seriously. Our intention is to provide a clear and complete discussion of our financial condition and results of operations for the reader in compliance with the Commission's regulations. If you have further comments or suggestions to improve the attached selected excerpts of our in process MD&A, we would like to have further discussions to ensure that our proposed revisions are adequate for the purposes of our May filings.
Please again refer to the introduction to this response and contact me at (440) 392-7134 with any further questions or comments.
STERIS Corporation
/s/ Michael J. Tokich
Senior Vice President and Chief Financial Officer

EXCERPT OF OUR IN-PROCESS MD&A

ITEM 7.    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION
In Management's Discussion and Analysis (“MD&A”), we explain the general financial condition and the results of operations for STERIS and its subsidiaries including:

•	what factors affect our business;

•	what our earnings and costs were;

•	why those earnings and costs were different from the year before;

•	where our earnings came from;

•	how this affects our overall financial condition;

•	what our expenditures for capital projects were; and

•	where cash will come from to fund future debt principal repayments, growth outside of core operations, repurchase common shares, pay cash dividends and fund future working capital needs.

The MD&A also analyzes and explains the annual changes in the specific line items in the Consolidated Statements of Income. As you read the MD&A, it may be helpful to refer to information in Item 1, “Business,” Item 6, “Selected Financial Data,” and our consolidated financial statements, which present the results of our operations for fiscal 2011, 2010 and 2009, as well as Part I, Item 1A, “Risk Factors” and Part I, Item 3, “Legal Proceedings” for a discussion of some of the matters that can adversely affect our business and results of operations. This information, discussion, and disclosure may be important to you in making decisions about your investments in STERIS.

FINANCIAL MEASURES
When we discuss our financial condition and the results of our operations, we, at times, may refer to financial measures that are not required to be presented in the consolidated financial statements under accounting principles generally accepted in the United States. We sometimes use the following financial measures in the context of this discussion and define these financial measures as follows:

•
Backlog - We define backlog as the amount of unfilled capital equipment purchase orders at a point in time. We use this figure as a measure to assist in the projection of short-term financial results and inventory requirements.

•
Debt-to-total capital - We define debt-to-total capital as total debt divided by the sum of total debt and shareholders' equity. We use this figure as a financial liquidity measure to gauge our ability to borrow, fund growth, and measure the risk of our financial structure.

•
Net debt-to-total capital - We define net debt-to-total capital as total debt less cash (“net debt”) divided by the sum of net debt and shareholders' equity. We also use this figure as a financial liquidity measure and to measure the risk of our financial structure.

•
Days sales outstanding (“DSO”) - We define DSO as the average collection period for accounts receivable. It is calculated as net accounts receivable divided by the trailing four quarters' revenues, multiplied by 365 days. We use this figure to help gauge the quality of accounts receivable and expected time to collect.

We, at times, may also refer to financial measures which are considered to be “non-GAAP financial measures” under SEC rules. We have presented these financial measures because we believe that meaningful analysis of our financial performance is enhanced by an understanding of certain additional factors underlying that performance. These financial measures should not be considered an alternative to measures required by accounting principles generally accepted in the United States. Our calculations of these measures may differ from calculations of similar measures used by other companies and you should be careful when comparing these financial measures to those of other companies. Additional information regarding these financial measures, including reconciliations of each non- GAAP financial measure, is available in the subsection of MD&A titled, "Non-GAAP Financial Measures."

REVENUES-DEFINED
As required by Regulation S-X, we separately present revenues generated as either product revenues or service revenues on our Consolidated Statements of Income for each year presented. When we discuss revenues, we may, at times, refer to revenues summarized differently than the Regulation S-X requirements. The terminology, definitions, and applications of terms that we use to describe revenues may be different from terms used by other companies. We use the following terms to describe revenues:

•	Revenues - Our revenues are presented net of sales returns and allowances.

•
Product Revenues - We define product revenues as revenues generated from sales of capital equipment, which includes steam and low temperature liquid sterilizers, washing systems, VHP® technology, water stills, and pure steam generators; integrated OR; surgical lights and tables; and the consumable family of products, which includes SYSTEM 1 and 1E consumables, sterility assurance products, skin care products, and cleaning consumables.

•
Service Revenues - We define service revenues as revenues generated from parts and labor associated with the maintenance, repair, and installation of our capital equipment, as well as revenues generated from contract sterilization offered through our Isomedix segment.

•
Capital Revenues - We define capital revenues as revenues generated from sales of capital equipment, which includes steam and low temperature liquid sterilizers,including SYSTEM 1E, washing systems, VHP® technology, water stills, and pure steam generators; surgical lights and tables; and integrated OR.

•
Consumable Revenues - We define consumable revenues as revenues generated from sales of the consumable family of products, which includes SYSTEM 1 and 1E consumables, sterility assurance products, skin care products, and cleaning consumables.

•	Recurring Revenues - We define recurring revenues as revenues generated from sales of consumable products and service revenues.

•
Acquired Revenues - We define acquired revenues as base revenues generated from acquired businesses or assets and additional volumes driven through acquired businesses or assets. We will use such measure for up to a year after acquisition.

GENERAL COMPANY OVERVIEW AND OUTLOOK
Our Business. Our mission is to provide a healthier today and safer tomorrow through knowledgeable people and innovative infection prevention, decontamination and health science technologies, products, and services. Our dedicated employees around the world work together to supply a broad range of solutions by offering a combination of capital equipment, consumables, and services to healthcare, pharmaceutical, industrial, and governmental Customers.
The bulk of our revenues are derived from the healthcare and pharmaceutical industries. Much of the growth in these industries is driven by the aging of the population throughout the world, as an increasing number of individuals are entering their prime healthcare consumption years, and is dependent upon advancement in healthcare delivery, acceptance of new technologies, government policies, and general economic conditions. In addition, each of our core industries is experiencing specific trends that could increase demand. Within healthcare, there is increased concern regarding the level of hospital-acquired infections around the world. The pharmaceutical industry has been impacted by increased FDA scrutiny of cleaning and validation processes, mandating that manufacturers improve their processes. In the contract sterilization industry, the aging population increases the demand for medical procedures, which increases the consumption of single use medical devices and surgical kits.
Beyond our core markets, infection-control issues are becoming a global concern, and emerging threats are prominent in the news. We are actively pursuing new opportunities to adapt our proven technologies to meet the changing needs of the global marketplace.
Highlights.  We entered fiscal 2011 with more uncertainty than we had seen in the last several years, including the economic environment, the potential for health care reform in the United States and the FDA warning letter regarding our SYSTEM 1® processing system. However, we also generated the efficiencies we anticipated from actions taken in recent fiscal years. These factors resulted in a decline in revenues of 4.0% but substantially improved operating margins. Adjusted revenues, excluding the impact of the SYSTEM 1 Rebate Program, increased 4.1% (see subsection of MD&A titled "Non-GAAP Financial Measures" for additional information.)
In the fourth quarter of fiscal 2010, we adopted a restructuring plan primarily related to the consolidation of our European Healthcare manufacturing operations as well as certain European and North American back office functions. These actions combined with those put in place over the last several years will allow us to continue to improve our efficiencies.
For fiscal 2011, our financial position and cash flows remained strong, affording us financial flexibility. Cash flows from operations were $7.0 million and free cash flow was $6.0 million. We continue to maintain low debt levels with debt-to-total capital of 21.1% at March 31, 2011. Our primary use of cash during fiscal 2011 was the purchases of property, plant and equipment and investments in joint ventures and other businesses.
A detailed discussion of our fiscal 2011 performance is included in the subsection of MD&A titled, “Results of Operations.”
Outlook.  We anticipate that the core markets we serve will generally improve to more normalized growth levels in fiscal 2012. However, we will continue to face numerous challenges including the uncertainty inherent in the transition from SYSTEM 1® to alternative products, the impact of the European economic conditions on our European Customers and the related potential for exchange rate volatility, and lack of clarity around the implications of health reform in the United States. We are responding to these challenges with new products that are designed to improve our Customers' operations. Shipment and installation of SYSTEM 1E™, our next generation liquid chemical sterilant processing system, is underway. The ultimate level of market acceptance of this product remains uncertain but we have plans in place to adjust production to levels sufficient to meet demand. In the meantime, we will continue to experience a decline in revenues associated with SYSTEM 1® parts, accessories, sterilant and services, which we will discontinue in the United States no later than February 2, 2012. See Part I, Item 3, “Legal Proceedings.”
Our results could be impacted by how quickly and the extent to which we are able to respond to raw material and other cost increases. We anticipate only moderate increases in raw material costs in fiscal 2012, primarily related to metals. The actions we have taken over the last several years have and will continue to benefit us as our cost base has been meaningfully reduced. In addition, fluctuations in foreign currency rates can impact revenues and costs outside of the United States creating uncertainty for our results for fiscal 2012 and beyond.
Although there are many uncertainties, at this time we believe our balance sheet and ability to generate cash is strong and provides us with the flexibility to pursue opportunities for growth.

MATTERS AFFECTING COMPARABILITY
SYSTEM 1 Rebate Program and class action settlement. In April 2010, we introduced the SYSTEM 1 Rebate Program ("Rebate Program") to Customers as a component of our Transition Plan for SYSTEM 1. Generally, U.S. Customers that purchased SYSTEM 1 processors directly from us or who are current users of SYSTEM 1 and who return their units will have the option of either a pro-rated cash value or rebate toward the future purchase of new STERIS capital equipment or consumable products. In addition, we will provide credits for SYSTEM 1 services contracts.
During the first quarter of fiscal 2011, we recorded a pre-tax liability related to the SYSTEM 1 Rebate Program. Of the $110.0 million recorded, $102.3 million is attributable to the Customer Rebate portion of the Program and was recorded as a reduction to revenue, and $7.7 million is attributable to the disposal liability of the SYSTEM 1 units to be returned and was recorded in cost of revenues.
Fiscal 2011 operating expenses include a pre-tax charge of $19.8 million related to the settlement of SYSTEM 1 class action litigation. This settlement is subject to, among other things, certification of the class and approval of the settlement by the court. After tax, the impact of the charge was a reduction in net income of $13.1 million, or $0.22 per diluted share.
Restructuring.  During the fourth quarter of fiscal 2010, we adopted a restructuring plan primarily related to the transfer of the remaining operations in our Erie, Pennsylvania facility to the U.S. headquarters in Mentor, Ohio and the consolidation of our European Healthcare manufacturing operations into two central locations within Europe (the “Fiscal 2010 Restructuring Plan”). In addition, we rationalized certain products and eliminated certain positions.
In fiscal 2011 in connection with the Fiscal 2010 Restructuring Plan, we recorded pre-tax expenses totaling $0.0 million related to these actions, of which, _________ was recorded as restructuring expenses and ___________ was recorded in cost of revenues. In fiscal 2010, we recorded pre-tax expenses totaling $6.3 million in connection with the Fiscal 2010 Restructuring Plan. We also expect to incur an additional ________ during the next fiscal year. These actions are intended to enhance profitability and increase efficiencies.
During the third quarter of fiscal 2009, we adopted a restructuring plan primarily focused on our international operations (the “Fiscal 2009 Restructuring Plan”). As part of this plan, we took actions to improve operations at our Pieterlen, Switzerland manufacturing facility, rationalized certain products, recorded impairment charges for certain assets no longer used, and made targeted workforce reductions. We also consolidated our operations in Japan. These actions directly impacted approximately 100 employees worldwide.
In fiscal 2010, we settled certain obligations related to the Fiscal 2009 Restructuring Plan for less then anticipated primarily due to the settlement of vendor supply contracts for less than anticipated. In fiscal 2009, we recorded pre-tax expenses totaling $15.6 million related to these actions, of which $4.8 million was recorded as restructuring expenses and $10.8 million was recorded in cost of revenues. We do not expect to incur significant additional expenses related to this plan.
During the fourth quarter of fiscal 2008, we adopted a restructuring plan primarily focused on our North American operations (the “Fiscal 2008 Restructuring Plan”). As part of this plan, we announced the closure of two sales offices, reduced the workforce in certain support functions, and rationalized certain products. These actions were intended to enhance profitability and improve efficiencies by reducing ongoing operating costs. Across all of our reporting segments, approximately 90 employees, primarily located in North America, were directly impacted.
In the third quarter of fiscal 2009, we reversed our decision in connection with the Fiscal 2008 Restructuring Plan, to close one of the sales offices, because a satisfactory exit from our warranty and service obligations could not be achieved. As a result, we have reversed restructuring expenses recorded in the fourth quarter of fiscal 2008 totaling approximately $1.0 million.
We are continuing to evaluate all of our operations for additional opportunities to improve performance, but we have not committed to any additional specific actions.
Further information regarding our restructuring actions is included in note 2 to our consolidated financial statements titled, “Restructuring.”
International Operations.  Since we conduct operations outside of the United States using various foreign currencies, fluctuations in the exchange rate of the U.S. dollar relative to the currencies of foreign countries in which we operate can also increase or decrease our reported net assets and results of operations. During fiscal 2011, our revenues were favorably impacted by $0.X million, or 0.X%, and income before taxes was unfavorably impacted by $X.X million, or 0.X%, as a result of foreign currency movements relative to the U.S. dollar.

NON-GAAP FINANCIAL MEASURES
We, at times, refer to financial measures which are considered to be “non-GAAP financial measures” under SEC rules. We, at times, refer to our results of operations excluding certain transactions or amounts that are non-recurring or are not indicative of future results, in order to provide meaningful comparisons between the years presented.
These non-GAAP financial measures are not intended to be, and should not be, considered separately from or as an alternative to the most directly comparable GAAP financial measures.
These non-GAAP financial measures are presented with the intent of providing greater transparency to supplemental financial information used by management and the Board of Directors in their financial analysis and operational decision-making. These amounts are disclosed so that the reader has the same financial data that management uses with the belief that it will assist investors and other readers in making comparisons to our historical operating results and analyzing the underlying performance of our operations for the periods presented.
We believe that the presentation of these non-GAAP financial measures, when considered along with our GAAP financial measures and the reconciliation to the corresponding GAAP financial measures, provide the reader with a more complete understanding of the factors and trends affecting our business than could be obtained absent this disclosure. It is important for the reader to note that the non-GAAP financial measure used may be calculated differently from, and therefore may not be comparable to, a similarly titled measure used by other companies.
We define free cash flow as net cash flows provided by operating activities as presented in the Consolidated Statements of Cash Flows less purchases of property, plant, equipment, and intangibles plus proceeds from the sale of property, plant, equipment, and intangibles, which are also presented in the Consolidated Statements of Cash Flows. We use this as a measure to gauge our ability to fund future debt principal repayments, growth outside of core operations, repurchase common shares, and pay cash dividends. The following table summarizes the calculation of our free cash flow for the years ended March 31, 2011, 2010 and 2009:

	Years Ended March 31,
(dollars in thousands)	2011	2010	2009
Cash flows provided by operating activities	$—	$224,954	$167,384
Purchases of property, plant and equipment, and intangibles	—	(44,087)	(40,889)
Proceeds from the sale of property, plant and equipment, and intangibles	—	3,105	19,341
Free Cash Flow	$—	$183,972	$145,836

To supplement our financial results presented in accordance with U.S. GAAP, we have sometimes referred to certain measures of revenues, gross profit, income tax expense, and the Healthcare segment results of operations in the section of MD&A titled, "Results of Operations" excluding the impact of the SYSTEM 1 Rebate Program and class action settlement recorded in fiscal 2011. These two items had a significant impact on the fiscal 2011 measures and the corresponding trend in each of these measures. We provide adjusted measures to give the reader with a more complete understanding of the factors and trends affecting our business than could be obtained absent this disclosure. These measures are used by management and the Board of Directors in making comparisons to our historical operating results and analyzing the underlying performance of our operations. The tables below provide a reconciliation of each of these measures to its most directly comparable GAAP financial measure.

(dollars in thousands)	Year ended March 31, 2011
Revenues	$1,207,177
Impact of the SYSTEM 1 Rebate Program	102,313
Adjusted revenues	$1,309,490

Capital revenues	$433,500
Impact of the SYSTEM 1 Rebate Program	102,313
Adjusted capital revenues	$535,813

United States revenues	$882,452
Impact of the SYSTEM 1 Rebate Program	102,313
Adjusted United States Revenues	$984,765

ADDITIONAL RECONCILIATIONS AND ITEM 10(E) DISCLOSURES, IF ANY, WILL BE ADDED FOR ANY ADJUSTED MEASURE ACTUALLY USED IN MD&A

RESULTS OF OPERATIONS
In the following subsections, we discuss our earnings and the factors affecting them. We begin with a general overview of the results of operations of the Company and then separately discuss earnings for our operating segments.
FISCAL 2011 AS COMPARED TO FISCAL 2010
Revenues.  The following table compares our revenues, in total and by type and geography, for the year ended March 31, 2011 to the year ended March 31, 2010:

	Years Ended March 31,
(dollars in thousands)	2011	2010	Change	Percent Change

Total revenues	$1,207,177	$1,257,733	$(50,556)	(4.0)%

Revenues by type:
Capital revenues	433,500	$481,527	$(48,027)	(10.0)%
Consumable revenues	310,067	317,475	(7,408)	(2.3)%
Service revenues	463,610	458,731	4,879	1.1%

Revenues by geography:
United States revenues	882,452	949,637	(67,185)	(7.1)%
International revenues	324,725	308,096	16,629	5.4%

Revenues decreased $50.6 million, or 4.0%, to $1,207.2 million for the year ended March 31, 2011, as compared to

$1,257.7 million for the year ended March 31, 2010. The decline reflects the $102.3 million negative impact of the SYSTEM 1 Rebate Program. Adjusted revenues, excluding the impact of the SYSTEM 1 Rebate Program, increased $51.8 million, or 4.1%, to $1,309.5 million (see subsection of MD&A titled "Non-GAAP Financial Measures" for additional information.) We analyze our revenues in two ways, by type and geography, in the discussion that follows.
For fiscal 2011, recurring revenues decreased $2.5 million or 0.3% as compared to fiscal 2010. The recurring revenues decrease was generated by a 2.3% decrease in consumable revenues, which was partially offset by a 1.1% increase in service revenues during fiscal 2011 as compared to fiscal 2010. Consumable revenues increased in the Life Sciences segment by 7.9% and decreased in the Healthcare segment by 4.8%, respectively. Service revenues increased $4.9 million or 1.1% resulting from an increase in revenues from our Isomedix segment partially offset by declines in the other reportable segments during fiscal 2011 as compared to fiscal 2010. Capital revenues decreased $48.0 million or 10.0% during fiscal 2011 as compared to fiscal 2010. The decrease in capital revenues was driven by the $102.3 million negative impact of the SYSTEM 1 Rebate Program on Healthcare capital revenues. Adjusted capital revenues increased $54.3 million or 11.3%, to $535.8 million. Healthcare capital revenues increased $63.6 million reflecting revenues derived from shipments of the SYSTEM 1E products of approximately $XX.X million as well as increases in LIST OTHER PRODUCT CLASSES. Capital revenues within the Life Sciences segment decreased 10.1%. The Life Sciences segment capital equipment revenues have been affected by the economic downturn and consolidations within the industry limiting the order levels from our pharmaceutical Customers.
International revenues for fiscal 2011 were $324.7 million, an increase of $16.6 million, or 5.4%, as compared to fiscal 2010. The increase in year-over-year international revenues was primarily attributable to increases in consumable revenues within Healthcare and Life Sciences of 4.2% and 13.4% respectively. International consumable revenues growth was led by increases in Canada and Europe of 14.5% and 2.4%, respectively.
United States revenues for fiscal 2011 were $882.5 million, a decrease of $67.2 million, or 7.1%, as compared to fiscal 2010. Adjusted United States revenues for fiscal 2011 were $984.8 million, an increase of $35.1 million, or 3.7%, as compared to fiscal 2010 (see subsection of MD&A titled "Non-GAAP Financial Measures" for additional information.) Increases include revenues derived from shipments of the SYSTEM 1E products of approximately $XX.X million as well as increases in LIST OTHER PRODUCT CLASSES. United States service revenues increased X.X%. These increases were partially offset by a decline in Life Sciences capital equipment of 19.3% and a decline in consumable revenues of X.X%, primarily attributable to reductions in SYSTEM 1 consumables.
Revenues by segment are further discussed in the section of MD&A titled, “Business Segment Results of Operations.”